INSTITUTIONAL CASH DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)
(Executed WITHIN OR WITHOUT of the State of California)

I, <u>Victor Hazard,</u> declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _23rd_ day of _February_ , 2023, at

San Diego , California.

_____
(Signature of person signing)

 Chief Executive Officer
_____
(Title of person signing report)

 Institutional Cash Distributors, LLC   _149635_
(Name of Licensee)   (File Number)

INSTRUCTIONS:

> 1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.



CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Diego)

On 2/23/23 before me, Andrew Weber, Notary Public
Date *Here Insert Name and Title of the Officer*

Personally appeared Victor Hazard IV
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ANDREW WEBER
Commission No. 2417258
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires September 20, 20

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document Institutional Cash Distributors llc Document Date 12/31/22

Number of Pages 13 Signer(s) Other Than Named Above ______

Capacity(ies) Claimed by Signer(s)

Signer's Name ______	Signer's Name ______
Corporate Officer—Title(s) ______	Corporate Officer—Title(s) ______
Partner Limited General	Partner Limited General
Individual Attorney in Fact	Individual Attorney in Fact
Trustee Guardian or Conservator	Trustee Guardian or Conservator
Other ______	Other ______
Signer Is Representing ______	Signer Is Representing ______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Cash Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16475 Bordeaux Drive
(No. and Street)

Reno	NV	89511
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Victor Hazard	415-820-5301	tory.hazard@icdportal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Victor Hazard_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Institutional Cash Distributors LLC_____, as of

_____December 31, 2022_____ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____San Diego_____)

On ___2/23/23___ before me, ___Andrew Weber, Notary Public___
      Date   Here Insert Name and Title of the Officer

Personally appeared ___Victor Hazard IV___

                                    Name(s) of Signer(s)

---

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



ANDREW WEBER
Commission No. 2417258
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires September 20, 2026

Signature _____
                            Signature of Notary Public

Place Notary Seal Above

-- **OPTIONAL** --
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document ___Institutional Cash Distributors llc___ Document Date ___12/31/22___

Number of Pages ___13___ Signer(s) Other Than Named Above _____

Capacity(ies) Claimed by Signer(s)

Signer's Name _____
    Corporate Officer—Title(s) _____
    Partner   Limited   General
    Individual   Attorney in Fact
    Trustee   Guardian or Conservator
    Other _____

Signer Is Representing _____

Signer's Name _____
    Corporate Officer—Title(s) _____
    Partner   Limited   General
    Individual   Attorney in Fact
    Trustee   Guardian or Conservator
    Other _____

Signer Is Representing _____

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 21, 2023



INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	7,911,159
Commissions receivable		5,765,872
Deposits with clearing brokers		362,288
Restricted cash		24,309
Property and equipment, net		36,872
Goodwill		700,000
Prepaid expenses		211,290
Other assets		412,135
Lease deposits		17,994
Right-of-use lease assets		157,743
Due from affiliates		215,607
Total assets	$	15,815,269

Liabilities and Member's Equity

Liabilities

Commissions payable	$	874,941
Accounts payable and accrued expenses		5,092,315
Due to affiliates		44,960
Deferred revenue		408,886
Lease liabilities		177,487
Total liabilities		6,598,589
Member's equity		9,216,680
Total liabilities and member's equity	$	15,815,269

See Accompanying Notes to Statement of Financial Condition

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Notes to Statement of Financial Condition
December 31, 2022

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. As a result, the Parent became an indirect subsidiary of Holdings through an intermediate holding company.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the custodians who provide custody and/or clearing services to the Company's clients.

The Company's primary source of revenue is commission income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks and by introducing customers directly to money market fund families.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2022, the Company had $361,288 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

Commissions Receivable

Commissions receivable represents the commissions due from the Clearing Brokers and fund companies based upon the fee agreements. The Company monitors the credit standing of these organizations as deemed necessary. The Company had commission receivable of $2,171,823 and $5,765,872 outstanding as of December 31, 2021 and December 31, 2022 respectively.

1. Business and Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank.

Property and Equipment

Property and equipment are recorded at cost of $402,341, net of accumulated depreciation of $365,469. Depreciation is computed under the straight-line method using an estimated useful life of average of three to five years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in an acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2022.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the statement of financial condition. Accordingly, no provision for income taxes is reflected in the statement of financial condition. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values on December 31, 2022 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets				
Cash	$ 7,911,159	$ 7,911,159		$ 7,911,159
Commissions Receivable	5,765,872		$ 5,765,872	5,765,872
Deposits with clearing brokers	362,288	362,288		362,288
Due from affiliates	215,607		215,607	215,607
Restricted cash	24,309	24,309		24,309
Total	$ 14,279,235	$ 8,297,756	$ 5,981,479	$ 14,279,235
Liabilities				
Commissions payable	$ 874,941		$ 874,941	$ 874,941
Deferred revenue	408,886		408,886	408,886
Accounts payables and accrued expenses	5,092,315		5,092,315	5,092,315
Due to affiliates	44,960		44,960	44,960
Total	$ 6,421,102	$ -	$ 6,421,102	$ 6,421,102

Equity-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Business and Summary of Significant Accounting Policies (continued)

Credit Losses

The company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU') No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

Leases

The Company accounts for leases under Topic 842. The guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Under Topic 842, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depends on its classification as finance or operating lease. See Note 5 for further information.

2. Credit Risk and Indemnification

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with fund companies. Through indemnification provisions in agreements with Clearing Brokers and fund companies, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3.   Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2022, the Company had regulatory net capital, as defined, of $4,588,615 which exceeded the amount required by $4,159,225. The Company's aggregate indebtedness to net capital ratio was 1.40 to 1.

4.   Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. As of December 31, 2022, no amounts were due to this affiliate for technology costs.

During 2022, 11 fund companies paid direct commission revenue to an affiliate broker dealer located in the United Kingdom. Due from affiliates includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent and its affiliates On December 31, 2022, the total amount due from the Parent and its affiliates was $215,607.

During 2022, certain affiliates of the Company paid general and administrative costs on behalf of the Company which were paid subsequently. On December 31, 2022, an amount of $44,960 was due to its affiliates.

5.   Leases

The Company is a lessee in noncancelable operating leases for its office spaces. For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition. The Company recognizes lease expense for these leases as lease costs are incurred.

The San Francisco, California lease expired on September 30, 2022 and was not renewed. Palos Verdes Estates, California lease was terminated in August 2022. The Company retains its Walnut Creek, California regional office under a non-cancelable operating lease which expires on December 31, 2025.

The following table summarizes the Company's scheduled future minimum lease payments under the operating leases, recorded on the Statement of Financial Condition as of December 31, 2022:

2023	$	64,439
2024		66,372
2025		68,363
Total undiscounted lease payments		199,174
Less imputed interest		(21,687)
Total lease liabilities	$	177,487

As of December 31, 2022, the Company's remaining lease term and discount rate are 2.92 years and 7.31%, respectively.

6.   Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company makes discretionary matching contributions of up to 4% of the employees' gross wages or commissions each pay period for up to $10,000 annually. Company contributions vest based on years of service with vested amounts starting at 25% for employees with less than a year of service. Company contributions vest an additional 25% at each calendar year end for employees that worked 25 or more full weeks during such calendar year until all contributions are fully vested.

7.   Commissions receivable

The Company's accounts receivables primarily consist of commissions receivables due from the Clearing Brokers and fund companies. Commissions receivables are generally due within 45 days or less. The credit risk associated with commissions receivables is that the clearing broker and the fund families are unable to pay the commissions in full as per the contractual obligation. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company's expectation is that the credit risk associated with receivables is not significant until they are past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of December 31, 2022, the management assessed the credit risk to be minimal after considering the factors under CECL framework and hence no allowance for credit loss was recorded on the statement of financial condition.